UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Carbon Natural Gas Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14115T109

(CUSIP Number)

RBCP Energy Fund Investments, LP
c/o RBC Capital Partners
Royal Bank Plaza, South Tower
200 Bay Street ,9th Floor
Toronto, Ontario  M5J 2J2
(416) 842-4079
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 14115T109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
RBCP Energy Fund Investments, LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ❑
(b) ❑
3. SEC Use Only
4. Source of Funds (See Instructions) Not Applicable
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6. Citizenship or Place of Organization USA

	7. Sole Voting Power	0
Number of Shares Beneficially Owned	8. Shared Voting Power	0
By Each Reporting Person With	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned 0(1)
By Each Reporting Person
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ❑
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions) PN

(1)	2001 RBCP U.S. GP Limited is the sole general partner of RBCP Energy Fund Investments, LP.

2

CUSIP No. 14115T109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
2001 RBCP U.S. GP Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ❑
(b) ❑
3. SEC Use Only
4. Source of Funds (See Instructions) Not Applicable
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6. Citizenship or Place of Organization USA

	7. Sole Voting Power	0
Number of Shares Beneficially Owned	8. Shared Voting Power	0
By Each Reporting Person With	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned 0(1)
By Each Reporting Person
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ❑
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions) PN

(1)	2001 RBCP U.S. GP Limited is the sole general partner of RBCP Energy Fund Investments, LP.

3

This Amendment No. 1 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated February 14, 2011 (the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”) of Carbon Natural Gas Company, (the “Company”).

As discussed in Item 5(e) below, as a result of a Stock Purchase Agreement executed  by and between RBCP Energy Fund Investments, LP and the Company on June 9, 2014, the Reporting Persons disposed of 8,153,777 shares of Common Stock.  Accordingly, this is the Reporting Persons’ final amendment to the Schedule 13D and is an exit filing.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D.  Except as otherwise provided herein, each item of the Original Schedule 13D remains unchanged.

Item 3.    Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.    Purpose of Transaction

The response to Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

On June 9, 2014, pursuant to a Stock Purchase Agreement by and between RBCP Energy Fund Investments, LP and the Company, which (a) was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 9, 2014 and (b) is incorporated herein by reference, the Company repurchased 8,153,777 shares of Common Stock for a price of $3,261,511.

Item 5.    Interest in Securities of the Issuer

(a)	As of June 9, 2014, none of the Reporting Persons beneficially owns any shares of the Common Stock.

(b)	Not applicable.

(c)
To the best knowledge of each of the Reporting Persons, except for the transaction contemplated by the Stock Purchase Agreement, as described in Item 4, the Reporting Persons have not effected a transaction in shares of Common Stock during the past 60 days.

(d)	No person other than RBCP Energy Fund Investments, LP has the right to receive or the power to direct the proceeds from the sale of the shares of Common Stock it owns.

(e)
Each of the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of the Common Stock as of June 9, 2014.  Accordingly, this is an exit filing, and the Reporting Persons’ final amendment to Schedule 13D.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 and Exhibit A attached hereto.

Item 7.    Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement on Schedule 13D:

1.	Exhibit A – Joint Filing Agreement dated June 9, 2014.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2014

RBCP ENERGY FUND INVESTMENT, LP

By:	2001 RBCP U.S. GP Limited,
its general partner

	By:	/s/ Amy Swaim
Name: Amy Swaim
Title: Treasurer

2001 RBCP U.S. GP LIMITED

By:	/s/ Amy Swaim
Name: Amy Swaim
Title: Treasuer

5

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D/A (including amendments thereto) with respect to the common stock of CARBON NATURAL GAS COMPANY and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof each of the undersigned, being duly authorized, hereby execute this Agreement on the date set forth below.

Date: June 9, 2014

RBCP ENERGY FUND INVESTMENT, LP

By:	2001 RBCP U.S. GP Limited,
its general partner

	By:	/s/ Amy Swaim
Name: Amy Swaim
Title: Treasurer

2001 RBCP U.S. GP LIMITED

By:	/s/ Amy Swaim
Name: Amy Swaim
Title: Treasuer